UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 333-255642

EVOME MEDICAL TECHNOLOGIES INC.

(Translation of registrant's name into English)

49 Natcon Drive

Shirley, New York 11967, United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

EXHIBIT INDEX

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2024 and 2023
99.2	Management's Discussion and Analysis for the three and six months ended June 30, 2024
99.3	Second Quarter 2024 Financial Results
99.4	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate (CEO) dated August 12, 2024
99.5	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate (CFO) dated August 12, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOME MEDICAL TECHNOLOGIES INC.

Date: August 12, 2024	By: /s/ Michael Seckler Name: Michael Seckler Title: Chief Executive Officer